UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Perry Ellis International, Inc.
(Exact name of the registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	0-21764 (Commission File Number)	59-1162998 (IRS Employer Identification No.)

3000 N.W. 107th Avenue, Miami, Florida (Address of principal executive offices)	33172 (Zip Code)

Tricia Thompkins
(305) 592-2830
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), which Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements relating to “conflict minerals” arising under the Dodd-Frank Wall Street Reform and Consumer Protection Act, Perry Ellis International, Inc. (the “Company”) evaluated and determined that certain products we manufacture or contract to manufacture contain “conflict minerals” as defined under the Rule, namely, cassiterite, columbite-tantalite, wolframite, gold and their derivatives, which are limited to tin, tungsten and tantalum.

Safe Harbor Statement

Certain statements made in this Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto are forward-looking statements (statements that are not historical facts) and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations rather than historical facts and they are indicated by words or phrases such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “guidance,” “indicate,” “intend,” “may,” “might,” “plan,” “possibly,” “potential,” “predict,” “probably,” “proforma,” “project,” “seek,” “should,” or “target,” or the negative thereof or other variations thereon and similar words or phrases or comparable terminology. We have based such forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, and other factors may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, many of which are beyond our control, including those factors set forth in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements to reflect new information or the occurrence of unanticipated events or otherwise, except as otherwise required by the federal securities laws.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is posted in the “Investor Relations” section, under “Governance,” of the Company’s website at www.pery.com. References to any website in this Form SD are for informational purposes only and the content of any such websites are not incorporated by reference into this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

                                                                                                        PERRY ELLIS INTERNATIONAL, INC.

Date: May 29, 2018                                                                                                           By:  /s/ Tricia Thompkins
                                                                                                             Tricia Thompkins, EVP, General Counsel and Secretary